Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

October 14, 2020

CORRESPONDENCE VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Attention:     Eiko Yaoita Pyles, Staff Accountant
    Christine Dietz, Senior Staff Accountant

Re:        Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
Form 10-Q for the Quarterly Period Ended June 30, 2020
Filed July 31, 2020
File No. 001-04879

Ladies and Gentlemen:

Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarterly period ended June 30, 2020 filed on July 31, 2020.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-Q for the Quarterly Period Ended June 30, 2020
Condensed Consolidated Financial Statements
Note 20: Segment and Revenue Information, page 31

1.We note your response to prior comment 1. If the CODM uses more than one measure of a segment’s profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. You state in your response that segment operating profit or loss is the measure most consistent with those used in measuring the corresponding amounts in your financial statements. Please revise to remove segment gross profit. Refer to ASC 280-10-50-22 and 28 and ASC 280-10-55-9.

Response: In future filings, because our CODM uses segment operating profit (loss) to make decisions, allocate resources and assess performance, we will not disclose segment gross profit within our segment disclosures.

2.We note your response to prior comment 2. Please tell us whether the restructuring charges as disclosed in Note 10 of $8.9 million and $16.5 million (included in selling and administrative expense) and $1 million and $2.5 million (included in research, development and engineering expense) for the three and six months ended June 30, 2020, respectively, are included in your segment selling and administrative expense and segment research, development and engineering expense in Note 20. If these amounts are instead included in the reconciling item “Restructuring and DN Now transformation expenses," please tell us why. Further, if there are amounts presented in the reconciling item “Net non-routine expense” that are classified as selling and administrative expense or research, development and engineering expense in the Condensed Consolidated Statements of Operations, explain why you do not allocate those amounts to your segments.

Response: The restructuring charges disclosed in Note 10 of $8.9 million and $16.5 million (included in selling and administrative expense) and $1.0 million and $2.5 million (included in research, development and engineering expense) for the three and six months ended June 30, 2020, respectively, are not included in our segment selling and administrative expense and segment research, development and engineering expense as disclosed in Note 20. Those expenses are included in the “Restructuring and DN Now transformation expenses” reconciling item between total segment operating profit and consolidated operating profit (loss). We have excluded the restructuring charges from segment operating profit (loss) as they are not included in the measure as used by the CODM to make decisions, allocate resources and assess performance. Segment operating profit (loss) as disclosed in Note 20 is consistent with the segment profit or loss measure used by the CODM and does not include restructuring charges or other unusual or infrequently occurring items related to the transformation initiative, as the CODM does not regularly review and use such financial measures to make decisions, allocate resources and assess performance.

With respect to the amounts presented in the “Net non-routine expense” reconciling item, certain expenses that are classified as selling and administrative expense in the Condensed Consolidated Statements of Operations are included. We do not allocate those expenses to our segments, as they are unusual and infrequent in nature, and are primarily the result of strategic actions being taken at the enterprise level, and therefore are excluded from the segment operating profit or loss measure used by the CODM to make decisions, allocate resources and assess performance.

In future filings, in addition to no longer disclosing segment gross profit per the response to comment (1) above, we will not disclose segment selling and administrative expense and segment research, development and engineering expense; however, we will disclose in Note 20 that the restructuring charges are excluded from segment operating profit (loss) and the reason for the exclusion.

3.We note you provide a qualitative description of the reconciling items included in “Net non-routine expenses." Please tell us what consideration you gave to separately identifying the amounts of significant reconciling items included within this line item. Refer to ASC 280-10-50-32(f).

Response: In future filings, we will provide additional quantitative disclosure of the significant reconciling items included in “Net non-routine expense”, similar to the proposed disclosure below.
“Net non-routine expense consists of items that the Company has determined are non-routine in nature and are not allocated to the reportable segments. Net non-routine expense of $50.9 and $98.3 for the three and six months ended June 30, 2020, respectively, primarily consisted of amortization of intangibles established in purchase accounting ($21.4 and $42.8 in the three and six months ended June 30, 2020, respectively); certain legal, consulting and deal expenses, including gains/losses on divestitures ($17.4 and $18.1 in the three and six months ended June 30, 2020, respectively); charges related to certain onerous services contracts ($13.5 and $25.5 in the three and six months ended June 30, 2020, respectively); and other matters (($1.4) and $11.9 in the three and six months ended June 30, 2020, respectively). Net non-routine expense of $38.3 and $74.7 for the three and six months ended June 30, 2019, respectively, primarily consisted of amortization of intangibles established in purchase accounting ($24.4 and $49.0 in the three and six months ended June 30, 2019, respectively); certain legal, consulting and deal expenses, including gains/losses on divestitures ($16.1 and $28.9 in the three and six months ended June 30, 2019, respectively); and other matters (($2.2) and ($3.2) in the three and six months ended June 30, 2019, respectively).”

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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 490-6857, or James Barna at (216) 287-9854.

Very truly yours,

/s/ Jeffrey Rutherford
Jeffrey Rutherford
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
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